UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41847

Alpha Technology Group Ltd

(Registrant’s Name)

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Alpha Technology Group Ltd., a British Virgin Islands company, is furnishing this Current Report on Form 6-K (the “Form 6-K”) to provide its six-month interim financial statements for the period ended March 31, 2026.

FORWARD LOOKING STATEMENT

This Form 6-K furnished by Alpha Technology Group Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

On November 4, 2025, Alpha Technology Group (HK) Limited (formerly known as RadiNation Technology Limited) (“Alpha HK”) acquired 100% of equity interest in Zhengzhou Ouqin Information Technology Co., Ltd. (“Zhengzhou Ouqin”) from the former shareholders. Zhengzhou Ouqin became Alpha HK’s wholly owned subsidiary.

Results of Operations

The following information was derived from our unaudited financial results for the six months ended March 31, 2026 and 2025.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

	For the six months ended March 31, 2026		For the six months ended March 31, 2025
	HK$	US$	HK$
Revenues	4,534,118	578,331	3,054,923
Cost of revenue	(1,500,712)	(191,417)	(1,669,198)
Gross profit	3,033,406	386,914	1,385,725

Operating expenses:
Selling, general and administrative expenses	(12,912,717)	(1,647,031)	(7,139,639)
Total operating expenses	(12,912,717)	(1,647,031)	(7,139,639)
Loss from operations	(9,879,311)	(1,260,117)	(5,753,914)

Other (loss) income:
Other income, net	223,812	28,548	813,799
Share loss of joint venture	—	—	(162)
Goodwill impairment	(66,145)	(8,437)	—
Interest expense, net	(325,652)	(41,537)	(699,911)
Total other (loss) income, net	(167,985)	(21,426)	113,726

Loss before tax expense	(10,047,296)	(1,281,543)	(5,640,188)
Income tax expense	—	—	—
Net loss and total comprehensive loss	(10,047,296)	(1,281,543)	(5,640,188)

Net loss per share attributable to ordinary shareholders of the Company
— Basic	*	*	*
— Diluted	*	*	*

Weighted average number of ordinary shares used in computing net loss per share
— Basic	16,462,500	—	16,462,500
— Diluted	16,462,500	—	16,402,831

*	The balance represents an amount less than HK$1 and US$1.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HK$”), which is the reporting currency of the Company. HK$ is also the functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of loss and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of loss and comprehensive loss.

The value of foreign currencies including the US Dollar may fluctuate against the HK$. Any significant variations of the foreign currencies relative to the HK$ may materially affect the Company’s financial condition in terms of reporting in HK$.

Revenues

We generated HK$4,534,118 in revenues for the six months ended March 31, 2026, representing an increase of HK$1,479,195 or 48.42%, as compared with HK$3,054,923 for the six months ended March 31, 2025. The increase was primarily due to an increase in revenue generated from system development by HK$2,300,034 and maintenance service by HK$382,021. The increase in system development revenue was mainly attributable to revenue generated from projects secured with Henderson Real Estate Agency Limited. Key deliverables during the period included an API Integration project and comprehensive software and hardware upgrades for carpark systems. While the macroeconomic uncertainty led to intense competition and tighter budget constraints among our customers, the Company successfully mitigated these challenges by adhering to our strategy of delivering premium quality services, thereby driving robust revenue growth during the period.

Cost of Revenue

Cost of revenue decreased by HK$168,486 or 10.09%, from HK$1,669,198 for the six months ended March 31, 2025 to HK$1,500,712 for the six months ended March 31, 2026. The cost decline was primarily attributable to strategic headcount management and labor efficiency initiatives. Gross profit margins were 66.90% and 45.36% for the six months ended March 31, 2026 and 2025, respectively. The gross profit margin has increased due to effective labor cost containment. The increase in gross profit was primarily driven by both revenue growth and the improvement in the gross profit margin.

Selling, General and Administrative Expenses

The selling, general and administrative expenses increased from HK$7,139,639 for the six months ended March 31, 2025 to HK$12,912,717 for the six months ended March 31, 2026, representing an increase of HK$5,773,078, or 80.86%. The increase was due to a combination of the following reasons:

●	Donation and sponsor expenses

The donation and sponsor expenses increased from Nil for the six months ended March 31, 2025 to HK$3,100,000 for the six months ended March 31, 2026, representing an increase of HK$3,100,000, or 100%. The increased corporate sponsorship was directed toward expanding our institutional footprint and broadening investor relations channels, which management believes supports long-term shareholder value creation. And higher promotional and industry sponsorships during the period were strategically deployment to advance core industry standards and foster partnership synergies that support our commercial pipeline.

●	Entertainment expenses

The entertainment expenses increased from HK$163,956 for the six months ended March 31, 2025 to HK$1,255,232 for the six months ended March 31, 2026, representing an increase of HK$1,091,276, or 665.59%. The increase in business entertainment expenses was primarily driven by intensified business development efforts and pre-operational activities related to our market expansion initiatives. The higher expenditure reflects normalized business engagement and executive-level client relations aimed at supporting strategic contract renewals and cross-selling higher-margin products to our key accounts.

●	Travelling expenses

The travelling expenses increased from HK$10,964 for the six months ended March 31, 2025 to HK$2,302,254 for the six months ended March 31, 2026, representing an increase of HK$2,291,290. The increase in expenditure was primarily driven by strategic initiatives to expand our commercial pipeline, accelerate new customer acquisition, and capture market share in high-growth segments. It also reflects management’s targeted efforts to broaden our institutional investor base, enhance capital markets visibility, and explore strategic investment opportunities to support long-term growth.

Total other income

Total other income was HK$113,726 for the six months ended March 31, 2025, which swung to a total other loss of HK$167,985 for the six months ended March 31, 2026, representing a negative variance of HK$281,711, or 247.71%. This unfavorable variance was mainly due to a combination of the following reasons:

●	Other income, net

Other income, net decreased from HK$813,799 for the six months ended March 31, 2025 to HK$223,812 for the six months ended March 31, 2026, representing a decrease of HK$589,987, or 72.50%. This variance was primarily driven by a reduction in bank interest income earned by Alpha during the period, coupled with the absence of non-recurring subsidy from the STEM Internship Scheme and the SME Export Marketing Fund for TSL.

●	Interest expense, net

Interest expense, net decreased from HK$699,911 for the six months ended March 31, 2025 to HK$325,652 for the six months ended March 31, 2026, representing a decrease of HK$374,259, or 53.47%. This decline was primarily driven by a reduction in new other loan obtained by TSL, as the Company maintained sufficient liquidity through its organic operating cash flows.

Income Tax

No provision of income tax was recorded for the six months ended March 31, 2026 or 2025 as the Company incurred losses during both periods.

Net loss

As a result of the foregoing, our net loss increased to HK$10,047,296 for the six months ended March 31, 2026 from HK$5,640,188 for the six months ended March 31, 2025.

ALPHA TECHNOLOGY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026, AND SEPTEMBER 30, 2025

(UNAUDITED)

	As of March 31,		As of September 30,
	2026		2025
	HK$	US$	HK$
Assets
Current assets:
Cash and cash equivalent	18,969,603	2,419,592	30,919,014
Accounts receivable, net	1,628,680	207,740	1,074,940
Deposit and prepayment	116,700	14,885	107,500
Deferred cost of revenue	870,617	111,048	752,367
Due from shareholders	100	13	100
Due from related parties	42,700	5,446	42,700
Total current assets	21,628,400	2,758,724	32,896,621

Non-current assets
Property and equipment, net	1,608,382	205,151	773,040
Right of use asset – finance lease	—	—	12,824
Right of use asset – operating lease	3,113,362	397,113	996,784
Rental deposit	605,565	77,240	179,276
Total non-current assets	5,327,309	679,504	1,961,924
TOTAL ASSETS	26,955,709	3,438,228	34,858,545

Liabilities
Current liabilities:
Bank loans – current	—	—	304,657
Other loans – current	2,382,259	303,860	3,681,815
Accrued expenses and other liabilities	929,184	118,518	938,572
Lease liability-operating lease	1,854,950	236,601	546,639
Lease liability-finance lease	—	—	20,902
Contract liabilities	2,581,185	329,233	2,069,373
Due to directors	2,672,188	340,840	1,955,665
Total current liabilities	11,217,566	1,430,812	9,881,373

Non-current liabilities
Lease liability – operating lease-non-current	1,258,412	160,512	450,145
Total non-current liabilities	1,258,412	160,512	450,145
TOTAL LIABILITIES	12,475,978	1,591,324	10,331,518

Shareholders’ equity
Ordinary shares
Alpha Technology Group Limited, Class A ordinary shares, US$0.0001 par value; 1,500,000,000 shares of class A and B in aggregate authorized; 15,262,500 shares issued as of September 30, 2025, and March 31, 2026 respectively	11,876	1,526	11,876
Alpha Technology Group Limited, Class B ordinary shares, US$0.0001 par value; 1,500,000,000 shares of class A and B in aggregate authorized; 1,200,000 shares issued as of September 30, 2025, and March 31, 2026 respectively	934	120	934
Additional paid-in capital	97,399,073	12,423,339	97,399,073
Capital reserves	10,000,000	1,275,510	10,000,000
Accumulated deficit	(92,932,152)	(11,853,591)	(82,884,856)
Total shareholders’ equity	14,479,731	1,846,904	24,527,027
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,955,709	3,438,228	34,858,545

Liquidity and Capital Resources

As of March 31, 2026 and September 30, 2025, we had cash and cash equivalents of HK$18,969,603 and HK$30,919,014, respectively. We did not have any other short-term investments.

As of March 31, 2026 and September 30, 2025, our current assets were HK$21,628,400 and HK$32,896,621, respectively, and our current liabilities were HK$11,217,566 and HK$9,881,373, respectively. Our current ratio moderated from 3.33 times as of September 30, 2025 to 1.93 times as of March 31, 2026. While this reflects a decrease during the period, our current ratio remains at a sufficient level to support our ongoing operational liquidity and working capital requirements.

As of March 31, 2026 and September 30, 2025, our net assets were HK$26,955,709 and HK$34,858,545, respectively. The decrease in net assets was due to the net loss incurred in the six months ended March 31, 2026.

As of March 31, 2026 and September 30, 2025, our gearing ratio, which is calculated as total liabilities divided by total assets, was 46.28% and 29.64%, respectively.

Shareholders’ equity

On November 2, 2023, we announced the closing of the initial public offering of 1,750,000 Ordinary Shares at an offering price of US$4 per Ordinary Share. We raised total gross proceeds of US$7,000,000. In addition, the Company granted to its underwriters an option for a period of 45 days after closing of the initial public offering to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts. On November 21, 2023, the underwriters fully exercised the over-allotment option to purchase an additional 262,500 Ordinary Shares at the public offering price of US$4 per share. As a result, we raised additional gross proceeds of approximately US$1,050,000, in addition to initial gross proceeds of US$7,000,000, before deducting underwriting discounts and offering expenses. After deducting underwriting discounts, commissions, and other offering expenses, we received total net proceeds of approximately US$5.32 million.

Cash Flows Summary

	For the six months ended March 31, 2026		For the six months ended March 31, 2025
	HK$	US$	HK$
Net cash used in operating activities	(10,184,124)	(1,298,997)	(5,134,683)
Net cash used in investing activities	(855,587)	(109,131)	—
Net cash (used in) provided by financing activities	(909,700)	(116,032)	1,864,709
Net decrease in cash	(11,949,411)	(1,524,160)	(3,269,974)

Operating activities

Net cash used in operating activities was HK$10,184,124 for the six months ended March 31, 2026, compared to net cash used in operating activities of HK$5,134,683 for the six months ended March 31, 2025.

Net cash used in operating activities for the six months ended March 31, 2026 was mainly due to net loss of HK$10,047,296 for the period.

Investing activities

Net cash used in investing activities was HK$855,587 for the six months ended March 31, 2026, compared to nil for the six months ended March 31, 2025. This net cash outflow was primarily driven by capital expenditures of HK$1,568,000 for the purchase of property and equipment by Alpha, which was partially offset by proceeds of HK$778,558 from the disposal of certain property and equipment by Alpha HK during the period.

Financing activities

Net cash used in financing activities was HK$909,700 for the six months ended March 31, 2026, which swung from net cash provided by financing activities of HK$1,864,709 for the six months ended March 31, 2025, representing a negative variance of HK$2,774,409, or 148.78%.

This variance was primarily driven by a reduction in proceeds from other borrowings, which decreased from HK$3,367,200 for the six months ended March 31, 2025 to HK$2,578,817 for the six months ended March 31, 2026, coupled with a substantial increase in the repayments of other borrowings, which rose from HK$1,679,040 to HK$3,878,373 over the same periods.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho Anthony
	Name:	Tsang Chun Ho Anthony
	Title:	Director